April 16, 2024

Mr. Gregory Herbers
Office of Manufacturing

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Re: Zapp Electric Vehicles Group Ltd.
Registration Statement on Form F-1
Filed March 25, 2024
File No. 333-278212

Dear Mr. Herbers:

On behalf of our client, Zapp Electric Vehicles Group Ltd. (the “Company”), set forth below is the Company’s response to the comment of the Staff communicated to the Company in the Staff’s letter, dated April 11, 2024, with respect to the Company’s Registration Statement on Form F-1 (the “Registration Statement”) filed with the Securities and Exchange Commission on March 25, 2024.

We have revised the Registration Statement in response to the Staff’s comment, and the Company is filing Amendment No. 1 to the Registration Statement on Form F-1 (the “Amended Registration Statement”) concurrently with the submission of this letter.

For ease of reference, the Staff’s comment is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Amended Registration Statement. Capitalized terms used in this letter but not otherwise defined herein have the respective meanings ascribed to them in the Amended Registration Statement.

Form F-1 Filed March 25, 2024

Risk Factors, page 13

1.
We note your statement on page 29 that you may not be able to timely file reports required by the Exchange Act. We also note that you did not timely file a Form 20-F for the year ended September 30, 2023. Update and revise your risk factor to state that you did not timely file the report and that you may not be able to file timely in the future.

The Company respectfully acknowledges the Staff’s comment and has revised the risk factor on page 43 of the Amended Registration Statement to disclose that it did not timely

Zapp Electric Vehicles Group Ltd.

April 16, 2024

file the Company’s Form 20-F for the year ended September 30, 2023 and may not be able to timely file periodic reports in the future.

Thank you for your prompt attention to the Company’s response to the Staff’s comments. If you have any questions or comments concerning this submission or require any additional information, please do not hesitate to call Dorothee Fischer-Appelt at +44 (0) 203 349 8862.

Very truly yours,

GREENBERG TRAURIG LLP

By:/s/ Dorothee Fischer-Appelt

Dorothee Fischer-Appelt

cc: Swin Chatsuwan, Chief Executive Officer